

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
John Coulter
Chief Executive Officer
Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, Canada T6H 5R7

> **Re: Titan Trading Analytics Inc.**
> **Form 20-F/A for the Fiscal Year Ended October 31, 2010**
> **Filed February 6, 2012**
> **File No. 000-25289**

Dear Mr. Coulter:

We have reviewed the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 26, 2012.

Form 20-F/A for the Fiscal Year Ended October 31, 2010

Report of Independent Registered Public Accounting Firm, page 57

1.   We note that you have included two audit reports from Smythe Ratcliffe LLP dated February 8, 2011. Please note that the report that does not cover the cumulative period from November 1, 2001 (inception of development stage) to October 31, 2010 is not required to be included.

Exhibits, page 94

2.   We reissue prior comment 2. Revise to include Section 302 and 906 certifications from your principal executive officer and principal financial officer pursuant to Rule 13a-14 of

the Exchange Act. Refer to General Instruction B(e) and Instructions 12 and 13 as to Exhibits of Form 20-F.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief